Exhibit 99.2

Industry industre Canada Canada Canada Business Corporations Act (CBCA) FORM 14.1 ARTICLES OF ARRANGEMENT (Section 192) 1·Name of the applicant corporation(s) Corporation number TALISMAN ENERGY INC. / SOCIETE D’ENERGIE TALISMAN INC. 7530293 - Canada 2 Name of the corporation(s) the articles of which are amended, If applicable Corporation number 3 Name of the corporatlon(s) created by amalgamation, If applicable Corporation number 4 Name of the dissolved corporation(s),If applicable Corporation number 5 Name of the other bodies corporate Involved, If applicable Corporation number or jurisdiction 6 In accordance with the order approving the arrangement, the plan of arrangement attached hereto, Involving the above named body(les) corporate, Is hereby effected. In accordance with the plan of arrangement, a. the articles of the corporation(s) Indicated In Item 2, are amended. If the amendment includes a name change, indicate the change below: b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations Include the corporation number)· c. the corporation(s) Indicated In Item 4 Is(are) liquidated and dissolved: 7 I hereby certify that I am a director or an authorized officer of one of the applicant corporations. Signature Print name Robert R. Rooney, Executive Vice-President, Corporate Note: Misrepresentation constitutes an offence and, on summary conviction, a person Is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). MAY 0 8 2015 Canada

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1                               Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms shall have the respective meanings set forth below and grammatical variations of those terms shall have corresponding meanings:

(a)                                 “AcquisitionCo” means TAPBC Acquisition Inc., a corporation incorporated under the laws of Canada, or its permitted assigns pursuant to the Arrangement Agreement;

(b)                                 “Arrangement” means the arrangement under the provisions of section 192 of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement;

(c)                                  “Arrangement Agreement” means the agreement made as of December 15, 2014 between the Purchaser Parties and the Company, and all amendments thereto;

(d)                                 “Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required under subsection 192(6) of the CBCA;

(e)                                  “business day” means any day other than a Saturday, a Sunday or a statutory holiday in Calgary, Canada; Madrid, Spain; or the State of New York, United States;

(f)                                   “Canadian Dollar Equivalent” means, with respect to any amount that is denominated in United States dollars, the amount of Canadian dollars that is equivalent to such United States dollar-denominated amount based on the noon exchange rate of United States dollars to Canadian dollars on the date that is three Business Days preceding the Effective Date, as reported by the Bank of Canada;

(g)                                  “CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44;

(h)                                 “Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

(i)                                     “Common Shareholders” means the holders of Common Shares;

(j)                                    “Common Shares” means the common shares in the capital of the Company;

(k)                                 “Company” means Talisman Energy Inc., a corporation amalgamated under the laws of Canada;

(1)                                 “Company Circular” means the notice of the Company Meeting and the accompanying management information circular of the Company, including all schedules, appendices and exhibits thereto, sent to the Company Shareholders and Incentive Holders in connection with the Company Meeting, as amended, supplemented or otherwise modified;

(m)                             “Company Meeting” means the special meeting of the Company Shareholders, including any adjournment or postponement thereof, held in accordance with the Arrangement Agreement and the Interim Order to consider the Arrangement;

(n)                              “Company Option Plan” means the employee stock option plan of the Company dated May 2004;

(o)                                 “Company Options” means the outstanding options to purchase Common Shares granted under the Company Option Plan;

(p)                                 “Company Performance Share Unit Plan” means the performance share unit plan for eligible employees of the Company and its affiliates dated April 1, 2009;

(q)                              “Company PSUs” means the outstanding performance share units granted under the Company Performance Share Unit Plan;

(r)                                   “Company Shareholders” means, collectively, the Common Shareholders and the Preferred Shareholders;

(s)                                   “Company SRP” means the shareholder rights plan agreement of the Company dated as of March 3, 1999, as amended and restated as of May 4, 2011 between the Company and Computershare Trust Company of Canada, as rights agent;

(t)                                   “Consideration per Common Share” means $8.00;

(u)                                 “Consideration per Preferred Share” means Cdn. $25.00, together with an amount equal to all accrued and unpaid dividends thereon up to, but excluding, the Effective Date;

(v)                                “Court” means the Court of Queen’s Bench of Alberta;

(w)                              “Depositary” means the person appointed by AcquisitionCo to act as depositary for the Common Shares and the Preferred Shares in relation to the Arrangement;

(x)                                “Director” means the Director appointed under section 260 of the CBCA;

(y)                                “Dissent Rights” means the dissent rights in respect of the Arrangement described in Section 5.1 of this Plan of Arrangement;

(z)                                  “Dissenting Shareholder” means any registered Common Shareholder or registered Preferred Shareholder, as applicable, who is entitled to and does duly and validly exercise Dissent Rights pursuant to Article 5 of this Plan of Arrangement and the Interim Order and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(aa)                         “Dissenting Shares” means the Common Shares held by Dissenting Shareholders;

(bb)                          “Effective Date” means the effective date of the Arrangement, being the date shown on the Certificate of Arrangement;

(cc)                        “Effective Time” means the time on the Effective Date at which the Articles of Arrangement are sent to the Director pursuant to subsection 192(6) of the CBCA;

(dd)                          “Final Order” means the final order of the Court approving the Arrangement pursuant to subsection 192(3) of the CBCA, as such order may be affirmed, amended or modified by the Court or any other court of competent jurisdiction;

(ee)                            “Incentive Holders” means, collectively, the holders of Company Options and the holders of Company PSUs;

(ff)                              “Interim Order” means the interim order of the Court pursuant to subsection 192(4) of the CBCA relating to the Arrangement;

(gg)                            “Interests” means, collectively, the Common Shares, the Company Options, the Company PSUs and, if the Preferred Share Acquisition Condition is satisfied, the Preferred Shares;

(hh)                          “Letters of Transmittal” means the letters of transmittal in the form enclosed with the Company Circular pursuant to which the Company Shareholders are required to deliver the certificates representing the Common Shares and the Preferred Shares, respectively, in order to receive payment in accordance with this Plan of Arrangement;

(ii)                                  “Liens” means any mortgage, charge, hypothec, prior claim, lien, pledge, assignment for security, security interest, guarantee, right of third parties or other encumbrance, or any collateral securing the payment obligations of any person, as well as any other agreement or arrangement with similar effect whatsoever;

(jj)                                “person” includes an individual, corporation, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, government or any other entity, whether or not having legal status;

(kk)                          “Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this Plan of Arrangement, including any appendices hereto, and any amendments, variations or supplements hereto made from time to time in accordance with the terms hereof, the Arrangement Agreement or made at the direction of the Court in the Final Order;

(ll)                                  “Preferred Share Acquisition Condition” means that (i) the Arrangement has been approved by the Preferred Shareholders in accordance with the Interim Order, and (ii) either (A) Dissent Rights have been duly and validly exercised in respect of not more than 10°/o of the outstanding Preferred Shares or (B) the Purchaser Parties have waived the condition precedent in their favour in the Arrangement Agreement that Dissent Rights have been duly and validly exercised in respect of not more than 10% of the outstanding Preferred Shares;

(mm)                 “Preferred Shareholders” means the holders of the Preferred Shares;

(nn)                         “Preferred Shareholders’ Approval” means the approval of the Arrangement by the Preferred Shareholders in accordance with the Interim Order;

(oo)                          “Preferred Shares” means the Cumulative Redeemable Rate Reset First Preferred Shares, Series 1, in the capital of the Company;

(pp)                          “Purchaser” means Repsol, S.A., a company organized under the laws of Spain;

(qq)                          “Purchaser Parties” means, collectively, AcquisitionCo and the Purchaser; and

(rr)                                “Strike Price” means, with respect to any Company Option, the price, denominated in either Canadian dollars or United States dollars, at which the Company Option may be exercised by the holder thereof pursuant to the agreement, certificate or other instrument granting or confirming the grant of the Company Option.

1.2                               Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections, paragraphs and other portions and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation hereof. Unless something in the subject matter or context is inconsistent therewith, all references to an “Article”, “Section” or “paragraph” followed by a number and/or a letter refer to the specified Article, Section or paragraph of this Plan of Arrangement.

1.3                               Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders. The words “include”, “includes” and “including” shall be deemed to be followed by the words “without limitation”.

1.4                               Date of Any Action

If the date on which any action is required to be taken hereunder by a party is not a business day, such action shall be required to be taken on the next succeeding day that is a business day.

1.5                               Time

Time shall be of the essence in every matter, or action contemplated hereunder. All times expressed herein or in the Letters of Transmittal are local time in Calgary, Alberta unless otherwise stipulated herein or therein.

1.6                               Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of the United States and “$” refers to United States dollars.

1.7                               Statutory References

References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations or rules promulgated thereunder from time to time in effect.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1                               This Plan of Arrangement is made pursuant to, is subject to the provisions of and forms part of, the Arrangement Agreement.

2.2                               This Plan of Arrangement will become effective on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and be binding on the Company, the Purchaser Parties, all Company Shareholders, all Incentive Holders and all other persons, as and from the Effective Time, without any further act or formality required on the part of any person.

2.3                               The Articles of Arrangement and the Certificate of Arrangement shall be filed and issued, respectively, with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set forth therein.

2.4                               No portion of this Plan of Arrangement shall take effect with respect to any party or person until the Effective Time.

ARTICLE 3

ARRANGEMENT

3.1                               The Arrangement

At the Effective Time, each of the events set forth below shall occur and be deemed to occur in the following sequence, without any further act or formality, unless specifically noted:

(a)                                 the Company SRP shall be terminated and cease to have any further force and effect, and all rights issued under the Company SRP shall be terminated and cancelled for no consideration;

(b)                                 each Company Option outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested, terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to, for each Common Share for which the Company Option may be exercised:

(i)                                     the greater of (A) $0.01 and (B) the amount (if any) by which (1) in the case of a Company Option for which the Strike Price is denominated in United States dollars, the Consideration per Common Share exceeds the Strike Price thereof or (2) in the case of a Company Option for which the Strike Price is denominated in Canadian dollars, the Canadian Dollar Equivalent of the Consideration per Common Share exceeds the Strike Price thereof; or

(ii)                                  at the election of the Company, the Canadian Dollar Equivalent of the amount determined in accordance with clause 3.l(b)(i) above,

in any case less all applicable withholding taxes, and the holders of all such Company Options shall cease to be holders of Company Options and to have any rights as holders of Company Options other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(b);

(c)                                  each Company PSU outstanding immediately prior to the Effective Time shall be, and shall be deemed to be, fully vested (on a one-for-one basis without, for certainty, applying any multiplier or factor greater than 1.0 that would result in the number of vested Company PSUs being greater than the number of Company PSUs outstanding and credited, pursuant to the Company Performance Share Unit Plan, to the holders thereof without regard to the Arrangement), terminated and cancelled in exchange for the right to receive from the Company a cash payment equal to

(i)                                     the Consideration per Common Share; or

(ii)                                  at the election of the Company, the Canadian Dollar Equivalent of the Consideration per Common Share,

in any case less all applicable withholding taxes, and the holders of all such Company PSUs shall cease to be holders of Company PSUs and to have any rights as holders of Company PSUs other than the right to receive the consideration to which they are entitled pursuant to this Section 3.1(c);

(d)                                 if the Preferred Share Acquisition Condition is satisfied (as indicated in the attached Schedule), all Preferred Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and such Dissenting Shareholders shall cease to be the holders of such Preferred Shares and to have any rights as holders of such Preferred Shares other than the right to be paid fair value for such Preferred Shares as set forth in Section 5.1 hereof;

(e)                                  all Common Shares held by Dissenting Shareholders immediately prior to the Effective Time shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set forth in Section 5.1 hereof;

(f)                                   if the Preferred Share Acquisition Condition is satisfied (as indicated in the attached Schedule), each Preferred Share outstanding immediately prior to the Effective Time (other than Preferred Shares held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and each Preferred Shareholder whose Preferred Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Preferred Share so transferred, the Consideration per Preferred Share; and

(g)                                  each Common Share outstanding immediately prior to the Effective Time (other than Common Shares held by a Dissenting Shareholder) shall be, and shall be deemed to be, transferred to AcquisitionCo (free and clear of any Liens) and each Common Shareholder whose Common Shares are so transferred shall be entitled to receive from AcquisitionCo, for each Common Share so transferred, the Consideration per Common Share.

3.2                               Share Register Updates

As soon as practicable after the Effective Time (a) the names of Common Shareholders who held Common Shares immediately prior to the Effective Time shall be removed from the register of Common Shares maintained by or on behalf of the Company, and AcquisitionCo’s name shall be recorded therein as the sole holder of all outstanding Common Shares as of the Effective Time, and (b) if the Preferred Share Acquisition Condition is satisfied, the names of Preferred Shareholders who held Preferred Shares immediately prior to the Effective Time shall be removed from the register of Preferred Shares maintained by or on behalf of the Company, and AcquisitionCo’s name shall be recorded therein as the sole holder of all outstanding Preferred Shares as of the Effective Time.

3.3                               Preferred Share Acquisition Condition

For certainty, notwithstanding Section 3.1 or anything else contained herein, if the Preferred Share Acquisition Condition has not been satisfied the events set forth in Section 3.1(d) and Section 3.1(f) shall not occur or be deemed to occur. Prior to the filing of the Articles of Arrangement, the Schedule to this Plan of Arrangement shall be completed to indicate whether the Preferred Share Acquisition Condition has been satisfied.

3.4                               Paramountcy

From and after the Effective Time, this Plan of Arrangement shall take precedence and priority over any and all Company Options and the Company PSUs issued or outstanding prior to the Effective Time and the terms and conditions thereof, including the terms and conditions of the Company Option Plan, the Company Performance Share Unit Plan and any agreement, certificate or other instrument granting or confirming the grant of the Company Option or Company PSU, as applicable. The rights of any person who held Interests immediately prior to the Effective Time, with respect to such Interests, and the obligations of the Company and the Purchaser in relation thereto, shall be solely as provided for in this Plan of Arrangement.

ARTICLE 4

CERTIFICATES AND PAYMENTS

4.1                               Payment of Consideration

(a)                                 Forthwith following the Effective Time, AcquisitionCo and the Company shall, subject to Section 4.1(b) of this Plan of Arrangement, cause to be paid to the Company Shareholders and the Incentive Holders the amounts payable in respect of Interests required by Section 3.1 of this Plan of Arrangement, as applicable.

(b)                                 Upon surrender to the Depositary for cancellation of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding Common Shares or outstanding Preferred Shares that were transferred and acquired pursuant to Section 3.1(f) and Section 3.1(g) hereof, as applicable, together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, the Company Shareholders represented by such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the consideration which such holder has the right to receive under this Plan of Arrangement for such Common Shares and Preferred Shares, less any amounts withheld pursuant to Section 4.3 hereof, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)                                  From and after the Effective Time, each certificate, agreement, letter or other instrument, as applicable, that immediately prior to the Effective Time represented Interests shall be deemed to represent only the right to receive the consideration in respect of such Interests required under this Plan of Arrangement, less any amounts withheld pursuant to Section

4.3 hereof. Any such certificate formerly representing Common Shares or Preferred Shares not duly surrendered on or before the day that is three years less one day from the Effective Date shall cease to represent a claim by or interest of any kind or nature against or in any of the Company or the Purchaser Parties. On such date, any and all consideration to which such former holder of Common Shares or Preferred Shares was entitled shall be deemed to have been surrendered to AcquisitionCo.

(d)                                 Any payment made by way of cheque by the Depositary pursuant to this Plan of Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the third anniversary of the Effective Time, shall be returned by the Depositary to AcquisitionCo. Any right or claim to payment hereunder that remains outstanding on the day that is three years less one day from the Effective Date shall cease to represent a right or claim by or interest of any kind or nature and the right of a former holder of Interests to receive the consideration for such Interests pursuant to this Plan of Arrangement shall terminate and be deemed to be surrendered and forfeited for no consideration.

(e)                                  No former holder of Interests shall be entitled to receive any consideration with respect to such Interests other than the consideration to which such former holder is entitled to receive in accordance with Section 3.1, this Section 4.1 and, as applicable, Section 5.1 and, for greater certainty, no such holder shall be entitled to receive any interest, dividends, premium or other payment thereon or in connection therewith.

4.2                               Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Common Shares or Preferred Shares that were transferred pursuant to Section 3.1(f) or Section 3.1(g) of this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, AcquisitionCo or the Depositary, as applicable, will issue and deliver in exchange for such lost, stolen or destroyed certificate, the consideration to which the holder is entitled pursuant to this Plan of Arrangement. When authorizing such issuance and delivery in exchange for any lost, stolen or destroyed certificate, the person to whom such consideration is to be issued and delivered shall, as a condition precedent to the delivery of such consideration, give a bond satisfactory to AcquisitionCo (acting reasonably) in such sum as AcquisitionCo may direct, or otherwise indemnify AcquisitionCo in a manner satisfactory to AcquisitionCo, acting reasonably, against any claim that may be made against AcquisitionCo with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3                               Withholding Rights

The Company, AcquisitionCo and the Depositary, as applicable, shall be entitled to deduct and withhold from any consideration otherwise payable to any Company Shareholder or Incentive Holder under this Plan of Arrangement (including any amounts payable pursuant to Section 5.1 hereof), such amounts as the Company, AcquisitionCo or the Depositary, as applicable, determines, acting reasonably, are required to be deducted and withheld from such consideration in accordance with the Income Tax Act (Canada), R.S.C. 1985, c.1 (5th Supp.), the United States Internal Revenue Code of 1986, or any provision of any other applicable law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the person in respect of which such withholding was made, provided that such deducted and withheld amounts are remitted to the appropriate taxing authority.

ARTICLE 5

DISSENT RIGHTS

5.1                               Dissent Rights

Registered Common Shareholders and registered Preferred Shareholders may exercise Dissent Rights with respect to the Common Shares and Preferred Shares, respectively, held by such registered holders in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 5.1, provided that registered Company Shareholders who duly and validly exercise such Dissent Rights and who:

(a)                                 are ultimately entitled to be paid fair value for their Common Shares or their Preferred Shares, as applicable, shall (i) be deemed not to have participated in the transactions in Section 3.1 hereof, other than Section 3.1(d) and Section 3.1(e), as applicable, (ii) be paid an amount equal to such fair value by AcquisitionCo, (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such registered Company Shareholders not exercised their Dissent Rights in respect of such Common Shares or Preferred Shares, and (iv) be deemed to have transferred their Dissenting Shares to AcquisitionCo in accordance with Section 3.1(e) and Section 3.1(d) hereof, as applicable, notwithstanding the provisions of section 190 of the CBCA; or

(b)                                 are ultimately not entitled, for any reason, to be paid fair value for their Common Shares or their Preferred Shares, as applicable, shall (i) be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Common Shares or Preferred Shares, as applicable, and (ii) be entitled to receive only the consideration contemplated in Section 3.1(f) or Section 3.1(g) hereof, as applicable, that such Company Shareholder would have received pursuant to the Arrangement if such Company Shareholder had not exercised Dissent Rights;

provided, however, that no registered Preferred Shareholder who has exercised its Dissent Rights shall be entitled to be paid the fair value for its Preferred Shares if the Preferred Share Acquisition Condition is not satisfied; and provided further that in no case shall the Company, either Purchaser Party or any other person be required after the Effective Time to recognize any Company Shareholder who exercises Dissent Rights as a holder of Common Shares or, if the Preferred Share Acquisition Condition is satisfied, Preferred Shares, as the case may be, and the names of such Company Shareholders who exercise Dissent Rights shall be removed from the registers of Common Shares and Preferred Shares, as applicable, maintained by or on behalf of the Company, as of the Effective Time. Notwithstanding section 190 of the CBCA, AcquisitionCo, and not the Company, shall be required to pay the amount described in subsection 190(3) of the CBCA (as modified by the Interim Order) to a registered Company Shareholder who duly and validly exercises Dissent Rights and is ultimately entitled to be paid fair value for the Common Shares or Preferred Shares, as applicable, provided that if AcquisitionCo fails to pay such amount, then the Company shall be required to do so.

ARTICLE 6

AMENDMENT

6.1                               Amendment of this Plan of Arrangement

(a)                                 The Company, the Purchaser and AcquisitionCo reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any amendment, modification or supplement must be contained in a written document which is (i) filed with the Court and, if made following the Company Meeting, approved by the Court, and (ii) communicated to Company Shareholders or Incentive Holders in the manner required by the Court (if so required).

(b)                                 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company, the Purchaser and AcquisitionCo at any time prior to or at the Company Meeting with or without any other prior notice or communication and, if so proposed and accepted, in the manner contemplated and to the extent required by the Arrangement Agreement, by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)                                  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only (i) if it is consented to by the Company, the Purchaser and AcquisitionCo (each acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Common Shareholders or the Preferred Shareholders, as applicable, in the manner and as otherwise directed by the Court.

(d)                                 This Plan of Arrangement may be amended, modified or supplemented following the Effective Date unilaterally by AcquisitionCo, provided that it concerns a matter that, in the reasonable opinion of AcquisitionCo, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interests of any holder of Interests.

SCHEDULE

THIS IS THE SCHEDULE to the Plan of Arrangement under section 192 of the Canada Business Corporations Act involving, among others, Talisman Energy Inc. and Repsol S.A. implemented pursuant to the Arrangement Agreement made as of December 15, 2014 among Repsol S.A., TAPBC Acquisition Inc. and Talisman Energy Inc., as amended

Preferred Share Acquisition Condition satisfied: YES